FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

9 July 2015

Notification of Transactions of Persons Discharging Managerial Responsibilities ("PDMRs") and Connected Persons

This announcement is made in accordance with 3.1.2 R and 3.1.4 R(1)(a).

On 9 July, HSBC Holdings plc was advised that the following acquisitions relating to dividends of US$0.50 ordinary shares (the "Shares") took place in London on 8 July 2015.

Directors

Name	Price per Share	Shares acquired
Safra Catz	US$47.4795	44 American Depositary Shares* (representing 220 ordinary shares of US$0.50 each)
Rona Fairhead	US$9.4959	247
Douglas Flint	£5.5004	48
Stuart Gulliver	US$9.4959	31,005
Sam Laidlaw	US$9.4959	372
Iain Mackay	US$9.4959 £5.5004	12,728 1,753
Marc Moses	US$9.4959	15,738
Sir Simon Robertson	US$9.4959	247
Jonathan Symonds	US$9.4959	171
Susan Symonds (spouse of Jonathan Symonds)	US$9.4959	49

*American Depositary Shares ('ADS') are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares. ADS are traded in New York.

Other PDMRs

Name	Price per Share	Shares acquired
Samir Assaf	US$9.4959	18,181
Peter Boyles	US$9.4959 £5.5004	4,380 1,001
Simon Cooper	US$9.4959	4,668
John Flint	US$9.4959	7,462
Pam Kaur	US$9.4959	1,679
Alan Keir	US$9.4959 £5.5769	4,517 21
Stuart Levey	US$9.4959 £5.5004	5,185 1,600

For any queries related to this notification please contact: Nickesha Graham-Burrell, Senior Assistant Company Secretary on 020 7992 3633.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                             Date: 09 July 2015